Prospectus Supplement No. 20	Filed pursuant to Rule 424(b)(3)
(To Prospectus dated June 15, 2022)	Registration Statement No. 333-264363

STARRY GROUP HOLDINGS, INC.

This prospectus supplement updates, amends and supplements the prospectus dated June 15, 2022 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration No. 333-264363), as amended. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

This prospectus supplement is being filed to update, amend, and supplement the information included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on February 21, 2023, which is set forth below.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our shares of Class A common stock are currently trading on the OTC Markets (“OTC”) under the symbol “STRY.” On February 17, 2023, the closing sale price of our Class A common stock was $0.02 per share. Our warrants are currently trading on the OTC under the symbol “STRYW.” On February 17, 2023, the closing sale price of our warrants was $0.006 per warrant.

Investing in shares of our Class A common stock or warrants involves risks that are described in the “Risk Factors” section beginning on page 9 of the Prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 21, 2023

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 20, 2023

STARRY GROUP HOLDINGS, INC.

(Exact name of Registrant as Specified in its Charter)

Delaware	001-41336	87-4759355
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

38 Chauncy Street, Suite 200 Boston, MA		02111
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (617) 861-8300

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	None	None

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

The information set forth below in Item 1.03 in this Current Report on Form 8-K under the captions “Restructuring Support Agreement”, “Debtor-in-Possession Credit Agreement”, and “Exit Facility Term Sheet” is hereby incorporated by reference in this Item 1.01.

Item 1.03 Bankruptcy or Receivership.

Voluntary Petitions for Bankruptcy

On February 20, 2023 (the “Petition Date”), Starry Group Holdings, Inc. (“Starry Group” or the “Company”) and those subsidiaries of the Company listed on Exhibit 99.1 (together with the Company, the “Debtors”) commenced voluntary chapter 11 proceedings under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). The Debtors have requested that the chapter 11 proceedings (the “Chapter 11 Cases”) be jointly administered under the caption In re Starry Group Holdings, Inc., et al.. The Debtors continue to operate their business as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Debtors are seeking approval of a variety of “first day” motions containing customary relief intended to ensure the Debtors’ ability to continue their ordinary course operations.

Additional information about the Chapter 11 Cases, including access to Bankruptcy Court documents, is available online at http://www.kccllc.net/Starry, a website administered by Kurtzman Carson Consultants LLC, a third party bankruptcy claims and noticing agent. The information on this web site is not incorporated by reference into, and does not constitute part of, this Current Report on Form 8-K.

Restructuring Support Agreement

On February 20, 2023, the Debtors entered into a Restructuring Support Agreement (together with all exhibits and schedules thereto, the “RSA”) with creditors holding, in the aggregate, 100% of the aggregate outstanding principal amount of the loans under the Prepetition Credit Agreement (as defined and described below) (the “Consenting Prepetition Lenders”). Capitalized terms used but not otherwise defined in this “Restructuring Support Agreement” section of this Current Report on Form 8-K have the meanings given to them in the RSA.

The RSA incorporates the economic terms agreed to by the Debtors and contemplates a dual-track process of (i) a standalone plan of reorganization (the “Plan” and the “Restructuring Transaction”) or (ii) a going concern sale of the business of the Debtors pursuant to either section 363 of the Bankruptcy Code or the Plan (the “Sale Transaction”), in either case, to be implemented through the Chapter 11 Cases in the Bankruptcy Court under chapter 11 of the Bankruptcy Code, as provided in the RSA. The Debtors and the Consenting Prepetition Lenders have agreed to draft all appropriate documents to reflect the parallel pursuit of the Restructuring Transaction and a Sale Transaction, with the understanding that the Restructuring Transaction will be the default transaction subject to superior offers the Debtors may receive for a Sale Transaction.

The RSA contemplates debtor-in-possession financing (“DIP Financing”) in the form of the DIP Credit Agreement (as defined and described below) and a new money post-emergence credit facility (the “Exit Facility”) as described in the Exit Facility Term Sheet (as defined and described below). DIP Financing provided by the Consenting Prepetition Lenders will provide the Debtors with at least $43.0 million in liquidity during the Chapter 11 Cases. If the Restructuring Transaction is consummated, holders of loans under the Prepetition Credit Agreement will receive on account of their claims 100% of the common stock in the reorganized Debtors (the “New Common Shares”), subject to dilution by a management incentive plan providing for a to-be-determined amount of New Common Shares to be awarded to management and employees, as well as a distribution of warrants to purchase New Common Shares in connection with the Exit Facility.

Pursuant to the RSA, each of the Debtors and the Consenting Prepetition Lenders has made certain customary commitments to each other. The Debtors have agreed to, among other things, use commercially reasonable efforts to implement the restructuring contemplated by the RSA; implement the Plan in a timely manner if the Sale Transaction is not consummated; respond to diligence and status update requests from certain of the Consenting Prepetition Lenders’ representatives; and satisfy certain other covenants. The Consenting Prepetition Lenders have committed to support and vote for the Plan and have agreed to use commercially reasonable efforts to take, or refrain from taking, certain actions in furtherance of such support. The Consenting Prepetition Lenders have also agreed to provide debtor-in-possession financing pursuant to the DIP Credit Agreement.

The RSA contains milestones for the progress of the Chapter 11 Cases (the “Milestones”), which include the dates by which the Debtors are required to, among other things, obtain certain orders of the Bankruptcy Court and consummate the Debtors’ emergence from bankruptcy. Among other dates, the RSA contemplates that the Bankruptcy Court will have entered an interim order approving the DIP Financing (the “Interim DIP Order”) no later than three business days after the Petition Date, a final order approving the DIP Financing (the “Final DIP order”) no later than 35 days after the Petition Date, an order approving the disclosure statement in respect of the Plan no later than 45 days after the Petition Date, and an order confirming the Plan (the “Confirmation Order”) no later than 80 days after the Petition Date, and that the Company shall have emerged from bankruptcy no later than 45 days after entry of the Confirmation Order, subject in each case to extension or waiver of such dates by the requisite Consenting Prepetition Lenders under the terms of the RSA, except with respect to the emergence milestone, which may be extended by the agent under the DIP Facility if emergence is delayed on account of regulatory approvals.

The Debtors and the Consenting Prepetition Lenders may terminate the RSA (and thereby their support for the Plan) under certain limited circumstances. Any Debtor may terminate the RSA upon, among other circumstances:

•
its board of directors, after consultation with counsel, determining (i) that performance under the RSA would be inconsistent with its fiduciary duties or (ii) in the exercise of its fiduciary duties to pursue an Alternative Transaction;
•
the failure of the Consenting Prepetition Lenders to hold, in the aggregate at least 66 2/3% of the aggregate principal amount outstanding of the Prepetition Credit Agreement; and
•
certain actions by the Bankruptcy Court, including dismissing the Chapter 11 Cases or converting the Chapter 11 Cases into cases under chapter 7 of the Bankruptcy Code.

The Consenting Prepetition Lenders also have specified termination rights, including certain termination rights similar to the Debtors. Additionally, the Consenting Prepetition Lenders may terminate the RSA if any of the Milestones have not been achieved, extended, or waived after the required date for achieving such Milestone.

The transactions contemplated by the RSA are subject to approval by the Bankruptcy Court, among other conditions. Accordingly, no assurance can be given that the transactions described therein will be consummated.

The foregoing description of the RSA is not complete and is qualified in its entirety by reference to the RSA, a copy of which is attached to this Current Report on Form 8-K as Exhibit 10.1, and is hereby incorporated by reference to this Item 1.03.

Debtor-in-Possession Credit Agreement

The RSA also contemplates that, subject to the approval of the Bankruptcy Court following the entry of the Interim DIP Order, the Debtors will enter into a Senior Secured Super-Priority Priming Term Loan Debtor-in-Possession Credit Agreement (the “DIP Credit Agreement”) with ArrowMark Agency Services LLC, as administrative agent, and the lenders party thereto (collectively, the “DIP Lenders”), substantially in the form attached to the RSA as Exhibit D.

If the DIP Credit Agreement is approved by the Bankruptcy Court as proposed, the DIP Lenders would provide a senior secured super-priority debtor in possession term loan facility (the “DIP Facility”), consisting of (i) $43.0 million of new cash (the “New Money DIP Loans”), and (ii) upon entry of the Interim Order, an aggregate principal amount of $15.0 million of Tranche D Loans held by the DIP lenders providing the New Money DIP Loans under the Credit Agreement, dated as of December 13, 2019, among certain Debtors, ArrowMark Agency Services LLC, as administrative agent, and the lenders party thereto (as amended, the “Prepetition Credit Agreement”) will be converted into a separate tranche of the DIP Facility (the “DIP Roll-Up Loans” and, together with the New Money DIP Loans, the “DIP Loans”) and, upon entry of the Final Order, the remaining Tranche D Loans will be converted into DIP Roll-Up Loans, which term loans will accumulate interest based on a rate of 13.00% per annum. The DIP Lenders will be entitled to receive payment in kind interest payments on the New Money DIP Loans and DIP Roll-Up Loans through the pendency of the Chapter 11 Cases. Additional fees and expenses under the DIP Loans include (i) a $3.0 million commitment fee payable in kind, and (ii) an exit fee equal to 8.00% of the New Money DIP Loans and 5.00% of the DIP Roll-Up Loans, which will be waived in the event of a Restructuring Transaction and the conversion of the DIP Facility to the Exit Facility as described below.

Borrowings under the DIP Facility would be senior secured obligations of the Debtors, secured by a super priority lien on the collateral under the Prepetition Credit Agreement, as well as all unencumbered assets of the Debtors (subject to customary exceptions). The DIP Credit Agreement has various customary covenants, as well as covenants mandating compliance by the Debtors with a 13-week budget, variance testing and reporting requirements, among others.

The scheduled maturity of the DIP Facility will be the earliest of (a) six months from the closing date thereof or the date of consummation of the Plan approved in the RSA, after which consummation (i) the outstanding DIP Loans under the DIP Facility would convert into the Exit Facility, and (ii) the DIP Lenders will further provide the New Money Exit Term Loans (as defined below), in each case upon the consummation of the Plan and the conclusion of the Chapter 11 Cases in accordance therewith, (b)

dismissal of any of the Chapter 11 Cases or conversion of any of the Chapter 11 Cases into a case under chapter 7 of the Bankruptcy Code, and (c) the closing of a sale of all or substantially all the Debtors’ assets or equity.

The DIP Credit Agreement is subject to approval by the Bankruptcy Court, which has not been obtained at this time. The Debtors are seeking (i) interim approval of the DIP Facility and availability of a portion of the DIP Facility in the amount of not less than $12.0 million at an interim hearing in the Bankruptcy Court, contemplated to occur on or about February 22, 2023, (ii) final approval and availability of an additional portion of the DIP Facility in the amount of not less than $12.0 million at a final hearing in the Bankruptcy Court, and (iii) the remaining $19.0 million under the DIP Facility will become available on the occurrence of the earlier of entry by the Bankruptcy Court (i) of an order approving a Sale Transaction, and (ii) the Confirmation Order. The Debtors are unable to predict the date of the final hearing, but expect it to occur within 35 days after the Petition Date. The Debtors anticipate that the DIP Credit Agreement will become effective promptly following entry of the Interim DIP Order by the Bankruptcy Court.

The foregoing description of the DIP Credit Agreement does not purport to be complete and is qualified in its entirety by the full text of the DIP Credit Agreement and the exhibits thereto, copies of which are attached as Exhibit D to the RSA (which is attached as Exhibit 10.1 to this Current Report on Form 8-K) and are incorporated by reference to this Item 1.03.

Exit Facility Term Sheet

On February 20, 2023, before commencement of the Chapter 11 Cases, the Debtors and the Consenting Prepetition Lenders agreed to a term sheet for the Exit Facility (the “Exit Facility Term Sheet”), contemplating post-bankruptcy financing on the following terms:

(i) the outstanding DIP Loans will convert on a dollar-for-dollar basis into the Exit Facility, (ii) the DIP lenders will further provide an additional $11.0 million in new money financing under the Exit Facility (“New Money Exit Term Loans”) and (iii) an additional $10.0 million of new money loans may be available on a presently uncommitted basis, in each case, as described in the Exit Facility Term Sheet. The Exit Facility is contemplated to have a five-year maturity and an interest rate of 13.00% per annum, to be paid in kind, with the borrowings thereunder secured by the same liens as the borrowings under the DIP Facility.

The foregoing description of the Exit Facility Term Sheet does not purport to be complete and is qualified in its entirety by the full text of the Exit Facility Term Sheet and the annexes thereto, a copy of which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated by reference to this Item 1.03.

Item 2.04 Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement.

The filing of the Chapter 11 Cases constitutes an event of default that accelerated obligations under the Prepetition Credit Agreement with respect to approximately $287.0 million of principal, interest, fees, and prepayment premium thereunder. The Prepetition Credit Agreement provides that, as a result of the Chapter 11 Cases, the principal, interest and certain prepayment premiums due thereunder shall be immediately due and payable. Any efforts to enforce such payment obligations under the Prepetition Credit Agreement are automatically stayed as a result of the Chapter 11 Cases, and the creditors’ rights of enforcement in respect of the Prepetition Credit Agreement are subject to the applicable provisions of the Bankruptcy Code.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 20, 2023, Amish Jani informed the Company of his voluntary resignation from the board of directors of the Company (the “Board”) effective February 20, 2023. In connection with his resignation from the Board, Mr. Jani also resigned as a member of the Audit Committee of the Board and the Compensation Committee of the Board, and as chairman of the Nominating and Corporate Governance Committee of the Board. Mr. Jani’s resignation is not related to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, including accounting principles and practices. Following the effective date of Mr. Jani’s resignation, the size of the Board is now four directors.

The Company does not intend to appoint a new director to fill the vacancy resulting from Mr. Jani’s resignation.

Item 7.01 Regulation FD Disclosure.

On February 21, 2023, the Company issued a press release announcing the filing of the Chapter 11 Cases. A copy of the press release is attached as Exhibit 99.2 hereto and incorporated herein by reference.

The information contained in this Item 7.01, including in Exhibit 99.2, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the

Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Forward-Looking Statements

This Current Report on Form 8-K includes statements that may constitute “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, express or implied forward-looking statements relating to the Chapter 11 Cases, the transactions contemplated under the RSA and our ability to continue operating in the ordinary course while the Chapter 11 Cases are pending. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Factors that could cause actual results to differ materially from those expressed or implied include risks relating to the timing and outcome of the Chapter 11 Cases and the our filing for relief under chapter 11 of the Bankruptcy Code, our ability to obtain timely approval by the Bankruptcy Court of the motions filed in the Chapter 11 Cases, employee attrition and our ability to retain senior management and other key personnel due to the distractions and uncertainties, our ability to maintain relationships with suppliers, customers, employees and other third parties and regulatory authorities as a result of the Chapter 11 Cases, the Bankruptcy Court’s rulings in the Chapter 11 Cases, the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the Chapter 11 Cases, risks associated with any third party motions in the Chapter 11 Cases, increased administrative and legal costs related to the chapter 11 process, exposure to potential litigation and inherent risks involved in a bankruptcy process, risks arising from the previous delisting of the Company’s Class A Common Stock and warrants to purchase shares of such Class A Common Stock from the New York Stock Exchange, our limited remaining available cash, our potential inability to timely procure additional financing or other strategic options on favorable terms, or at all, the potential adverse effects of the Chapter 11 Cases on our liquidity or results of operations, the consequences of the acceleration of our debt obligations, our potential inability to realize the expected benefits of the previously announced reductions in force and other cost-cutting measures, our inability to (i) timely file our periodic reports or (ii) meet our periodic reporting requirements with the Securities and Exchange Commission (the “SEC”) and the risks and uncertainties described in the “Risk Factors” section of our Annual Report on Form 10-K and other filings with the SEC. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required under applicable securities laws.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
10.1	*Restructuring Support Agreement, dated February 20, 2023
10.2	*Exit Facility Term Sheet, dated February 20, 2023
99.1	List of Filing Subsidiaries
99.2	Press Release, dated February 21, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	In accordance with Item 601(a)(5) of Regulation S-K, certain schedules or similar attachments to this exhibit have been omitted from this filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Starry Group Holdings, Inc.

Date: February 21, 2023	By:	/s/ Chaitanya Kanojia
Name: Chaitanya Kanojia
Title: Chief Executive Officer